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U
SECURITIES AN
Washington

04003824

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 S. Revere Parkway
(No. and Street)

Englewood CO 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lance Campbell (303) 705-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600 Denver CO XXXXX 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lance Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCAdvisors Network Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed & Sworn before me
this 26th Day of February 2004

Signature

Title

Notary Public
My Commission Expires 01/05/2006

NOTARY PUBLIC
KATHRYN DOMINICK
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCAdvisors Network Inc.

Financial Statements
and Supplemental Schedules for the
Year Ended December 31, 2003 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

TCAdvisors Network Inc.:

We have audited the following financial statements of TCAdvisors Network Inc. (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCAdvisors Network Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of TCAdvisors Network Inc. as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2004

TCADVISORS NETWORK INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents (Note 2)	$ 600,260
Clearing agent deposit (Note 3)	100,000
Accounts receivable (net of allowance of $11,000)	397,216
Due from affiliate (Note 4)	130,716
Prepaid expenses and other assets	13,052
Furniture and equipment (net of accumulated depreciation of $47,506)	28,123
TOTAL	$ 1,269,367

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Cash overdraft	$ 99,382
Accounts payable and accrued expenses	59,086
Due to affiliate (Note 4)	14,078
Commissions payable	57,762
Litigation settlements payable (Note 7)	341,617
Total liabilities	571,925
STOCKHOLDER'S EQUITY (Notes 5 and 6):	
Common stock, $0.01 par value, authorized 1,100,000 shares, 900,000 shares issued and outstanding	9,000
Additional paid-in capital	583,378
Retained earnings	105,064
Total stockholder's equity	697,442
TOTAL	$ 1,269,367

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Commission revenue	$ 979,903
Mutual fund revenue	1,488,963
Total revenue	2,468,866
EXPENSES:	
Payroll and employee benefits	1,075,385
Occupancy and other	412,160
Professional fees, dues and subscriptions	520,612
Trading costs	72,202
Litigation settlements expense	395,287
Depreciation and amortization	8,807
Total expenses	2,484,453
LOSS FROM OPERATIONS	(15,587)
OTHER INCOME AND EXPENSE	50,761
NET INCOME	$ 35,174

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCES AT DECEMBER 31, 2002	900,000	$9,000	$583,378	$ 669,890	$1,262,268
Distribution to stockholder				(600,000)	(600,000)
Net income				35,174	35,174
BALANCES AT DECEMBER 31, 2003	900,000	$9,000	$583,378	$ 105,064	$ 697,442

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 35,174
Adjustments to reconcile net income to net cash provided by operating activities—	
Depreciation and amortization	8,807
Net changes in assets and liabilities:	
Accounts receivable	242,842
Due from affiliate	(130,716)
Deposits	50,000
Prepaid expenses and other assets	(1,239)
Cash overdraft	69,798
Accounts payable and accrued expenses	(6,472)
Commissions payable	51,143
Due to affiliate	10,973
Litigation accrual	341,617
Net cash provided by operating activities	671,927
CASH FLOWS USED BY INVESTING ACTIVITIES—	
Purchase of furniture and equipment	(21,999)
CASH FLOWS USED BY FINANCING ACTIVITIES—	
Distribution to stockholder	(600,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	49,928
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	550,332
CASH AND CASH EQUIVALENTS—END OF YEAR	$ 600,260

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization–TCAdvisors Network Inc. (the "Company") was incorporated under the laws of the State of Colorado on December 17, 1993 and became registered as a broker-dealer on February 24, 1994. In 1997, the Company opened a branch in Scottsdale, Arizona, to transact business as a secondary marketing network facilitating the transfer of limited partnership interests. The Company shares common control with Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation, and Trust Company of America ("TCA").

The Company is a fully disclosed broker/dealer, and as such, holds no customer funds or securities. All trades are transacted through clearing brokers.

Furniture and Equipment–Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years.

Commission Revenue–Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of limited partnership interests is recorded on the date that the buyer and seller have contractually agreed and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue–The Company receives service and distribution fees ("12b-1 fees") from various mutual funds, in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned.

Income Taxes–The Company is a Subchapter S Corporation. As a result, the Company's taxable income is reportable by its stockholder.

Accounting Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include contingent liabilities associated with litigation and the fair value of the Company's stock for the purposes of their stock option plan. Actual results could differ from those estimates.

Stock Options–The Company has elected to account for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for the stock option plan. The Company has estimated the fair value of the options granted using the minimum value method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*. Had compensation cost been determined based on the fair value at the grant date for the Company's stock options in accordance with SFAS No. 123, the proforma effect on current year earnings would have been a decrease of $8,586. For purposes of calculating this pro forma effect, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a weighted average risk-free interest rate of

5.46% for options granted prior to 2003 and 4.25% for options granted in 2003 and expected lives of 7.5 years.

2. CASH AND CASH EQUIVALENTS

Cash equivalents for purposes of the statement of cash flows include highly liquid investments with a maturity of three months or less at the date of acquisition.

3. CLEARING AGENT DEPOSITS

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement; the clearing agent deposit has been included as an allowable asset for purposes of the net capital calculation.

4. RELATED PARTY TRANSACTIONS

Pursuant to expense allocation agreements between the Company, TCA, and Gemisys, the Company's financial statements reflect the pro rata allocation of costs incurred by these related parties for operational, managerial, and administrative support, in addition to certain software and network services. The allocations are based on systematic methodologies that consider the number of employees and usage factors. The Company incurred $837,553 of expense under these agreements during 2003.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $116,330 which was $66,330 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 4.92 to 1 at December 31, 2003.

6. STOCK OPTIONS

During 1998, the Company's Board of Directors approved the 1998 Stock Option Plan (the "Plan") for certain officers, consultants and directors of the Company. Options are to be granted at prices not less than the fair value of the Company's stock at the date of grant. The fair value of the Company's stock is determined in good faith by the Company's Board of Directors at the date of the option grant. All options under the Plan vest and become exercisable twenty-five percent per year commencing on the first anniversary of the grant and expire ten years from the date of grant. There are 100,000 shares of common stock reserved for issuance under the Plan. The following is a summary of changes in shares under option:

	Shares	Weighted Average Price
Outstanding, beginning of year	68,500	$ 3.26
Granted	5,000	2.84
Forfeited	(15,000)	2.84
Outstanding, end of year	58,500	$ 3.24
Options exercisable, end of year	44,594	$ 3.27

All options exercised are subject to the execution of Shareholder, Confidentiality, and Noncompete agreements. The outstanding options are exercisable at prices ranging from $2.84 to $4.69 per share. The weighted average remaining contractual life of options outstanding is 6.80 years.

7. COMMITMENTS AND CONTINGENCIES

Rent expense was $78,616 in 2003 and there were no outstanding noncancelable lease commitments after January 2004.

The Company is involved in various legal proceedings which arise in the normal course of business.

A case has been filed against the Company by the Company's former clearing broker. The plaintiff claims the Company owes approximately $440,000 to close out the account, due to a current deficit in the account. The matter was settled on January 23, 2004. The Company has agreed to pay the clearing broker $218,670 net of a $53,670 deposit held by the clearing broker on behalf of the Company. The settlement agreement has not been executed. The Company has written off the deposit and recorded a liability in the amount of $165,000 and an expense totaling $218,670 in the 2003 financial statements.

An arbitration claim has been filed with the NASD by a former employee. The plaintiff claims that as a part of an employment agreement, the plaintiff was offered an equity stake in the Company. The plaintiff seeks compensatory damages in excess of $3.7 million. The NASD arbitration panel entered an award against the Company and the sole stockholder in the amount of $150,000 with interest and fees on January 7, 2004. The Company has recorded a liability and a corresponding expense totaling $176,617 in the 2003 financial statements. The Company paid an amount equal to $89,417 to the plaintiff and $12,200 in arbitration fees on February 6, 2004 and January 28, 2004, respectively, related to the settlement. The remainder of $75,000 was paid on February 6, 2004 by the sole stockholder, which will be recorded as a capital contribution in 2004.

An arbitration claim has been filed by a former client with the NASD. The plaintiff claims the Company owes approximately $15,000 plus costs and interest from May 2002, under alternative theories of failure to sell his limited partnership interest or incorrect tax reporting concerning the sale of his partnership interest. An NASD arbitration hearing has not been set. No accrual for the case has been recorded in the 2003 financial statements as management is unable to estimate an amount or range of any potential liability associated with this litigation.

* * * * * *

SUPPLEMENTAL SCHEDULES

TCADVISORS NETWORK INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND MINIMUM NET CAPITAL REQUIRED AS OF DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS	$ 571,925
MINIMUM NET CAPITAL REQUIRED—greater of 6-2/3% of aggregate indebtedness, or $50,000 minimum	$ 50,000
STOCKHOLDER'S EQUITY	$ 697,442
NONALLOWABLE ASSETS:	
Accounts receivable	397,216
Due from affiliate	130,716
Prepaid expenses and other assets	13,052
Furniture and equipment	28,123
	569,107
Haircut on investment	12,005
NET CAPITAL	$ 116,330
CAPITAL IN EXCESS OF REQUIREMENT	$ 66,330
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.92:1

No material differences exist between the above net capital calculation and the corresponding computation included in the Company's unaudited Form X-17A-5 Part IIA filing as of December 31, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

TCADVISORS NETWORK INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2003

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

February 27, 2004

TCAdvisors Network Inc.
7103 South Revere Parkway
Englewood, Colorado 80112

Dear Sirs:

In planning and performing our audit of the financial statements of TCAdvisors Network Inc. (the "Company") for the year ended December 31, 2003 (on which we have issued our report dated February 27, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of

the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP